

Mail Stop 4628

July 21, 2016

<u>Via Email</u>
Craig Steeneck
Chief Financial Officer
Pinnacle Foods Inc.
399 Jefferson Road
Parsippany, New Jersey 07054

      Re: **Pinnacle Foods Inc.**
              Form 10-K for Fiscal Year Ended December 27, 2015
              Filed February 25, 2016
              Form 8-K filed February 25, 2016
              File No. 001-35844

Dear Mr. Steeneck:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Covenant Compliance, page 44

Covenant Compliance EBITDA, page 44

1.   You state that the non-GAAP measure "Adjusted EBITDA" is substantially equivalent to Covenant Compliance EBITDA. However, Adjusted EBITDA is used to evaluate your operating performance, not to demonstrate compliance with your financial covenants. In addition, the additional adjustments necessary to calculate Covenant Compliance EBITDA appear to be material in certain periods. Revise your disclosure to state the reasons why the presentation of Adjusted EBITDA provides useful information to

investors. This comment also applies to your presentation of the non-GAAP measure "Adjusted Gross Profit." Refer to Item 10(e)(i)(C) of Regulation S-K.

Adjusted Gross Profit, page 47

2.   Please expand on your statement that management uses the non-GAAP measure "Adjusted Gross Profit" as an operating performance measure to more clearly describe the purposes for which you use this non-GAAP measure. Refer to Item 10(e)(i)(D) of Regulation S-K.

Form 8-K filed February 25, 2016

3.   With respect to the press release regarding your financial results for the quarter, we note the following:

- Comparable GAAP measures are omitted from earnings release headlines that include non-GAAP measures;

- A quantitative reconciliation of the forward-looking non-GAAP measure "adjusted diluted earnings per share" is not provided;

- Discussion and analysis of a non-GAAP measure is provided without a similar discussion and analysis of the comparable GAAP measure in a location with equal or greater prominence;

- A non-GAAP per share performance measure is not reconciled to GAAP earnings per share; and

- A full non-GAAP income statement is presented when reconciling non-GAAP measures to the most directly comparable GAAP measures.

Your presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources